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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Pure Resources, Inc.
                            (Name of Subject Company)

                              Pure Resources, Inc.
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   74622E 10 2
                      (CUSIP Number of Class of Securities)

                                Jack D. Hightower
          Chief Executive Officer, President and Chairman of the Board
                              Pure Resources, Inc.
                                500 West Illinois
                              Midland, Texas 79701
                                 (915) 498-8600

            (Name, Address and Telephone Number of Persons Authorized
                 to Receive Notices and Communications on Behalf
                       of the Person(s) Filing Statement)


                                    Copy To:

      Joshua Davidson                                 Joe Dannenmaier
    Baker Botts L.L.P.                            Thompson & Knight L.L.P.
   910 Louisiana Street                       1700 Pacific Avenue, Suite 3300
   Houston, Texas 77002                             Dallas, Texas 75201
      (713) 229-1234                                   (214) 969-1700



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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



     This Amendment No. 4 to the Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934 relates to the exchange offer by Union Oil Company of California, a California corporation ("Union Oil") and wholly owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"), pursuant to which each outstanding share of common stock of Pure may be exchanged for 0.74 of a share of Unocal common stock (including the associated preferred stock purchase rights). The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Unocal with the Securities and Exchange Commission (the "SEC") on September 4, 2002 and as amended through October 18, 2002. The exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus dated October 11, 2002 contained in the Registration Statement on Form S-4 filed by Unocal with the SEC on September 4, 2002 (as amended through October 18, 2002, the "Registration Statement") and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of shares of Pure common stock.

     The information in Amendment No. 3 to the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 ("Schedule 14D-9") filed by Pure on October 15, 2002 with the SEC, including all exhibits thereto, is incorporated by reference in answer to all of the items in this Amendment No. 4 to Schedule 14D-9, except as otherwise set forth below.

     ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the third full paragraph on page 40 and substituting the following in lieu thereof:

          This analysis indicated an implied per share equity reference range for Pure of $23.00 to $27.00 and for Unocal of $33.00 to $40.00. Using these implied per share equity reference ranges, Credit Suisse First Boston then derived the following implied exchange ratio reference range, as compared to the exchange ratio in the revised exchange offer:

               Implied Exchange Ratio                     Exchange Ratio
                   Reference Range                 in the Revised Exchange Offer
                   ---------------                 -----------------------------

                   0.575x - 0.818x                             0.74x

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the first full paragraph on page 42 and substituting the following in lieu thereof:

          This analysis indicated an implied per share equity reference range for Pure of $22.00 to $26.00 and for Unocal of $32.00 to $36.00. Using these implied per share equity reference ranges, Credit Suisse First Boston then derived the following implied exchange ratio reference range, as compared to the exchange ratio in the revised exchange offer:

               Implied Exchange Ratio                     Exchange Ratio
                   Reference Range                 in the Revised Exchange Offer
                   ---------------                 -----------------------------

                   0.611x - 0.813x                             0.74x


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     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the first full paragraph on page 43 and substituting the following in lieu thereof:

          This analysis indicated an implied per share equity reference range for Pure of $22.00 to $28.00 and for Unocal of $28.00 to $38.00. Using these implied per share equity reference ranges, Credit Suisse First Boston then derived the following implied exchange ratio reference range, as compared to the exchange ratio in the revised exchange offer:

               Implied Exchange Ratio                     Exchange Ratio
                   Reference Range                 in the Revised Exchange Offer
                   ---------------                 -----------------------------

                   0.579x - 1.000x                             0.74x

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the fourth full paragraph on page 43 and substituting the following in lieu thereof:

          This analysis indicated the following implied per share equity reference ranges for Pure and Unocal:

                                  Implied Per Share Equity         Implied Per Share Equity
     DCF Case                     Reference Range for Pure        Reference Range for Unocal
     --------                     ------------------------        --------------------------
     Base Case                         $25.70 - $30.13                  $37.68 - $43.83
     Price-Adjusted Case 1             $23.01 - $27.13                  $32.99 - $38.83
     Price-Adjusted Case 2             $19.18 - $22.83                  $26.05 - $31.28
     Price-Adjusted Case 3             $15.68 - $18.90                  $19.60 - $24.23

          Using these implied per share equity reference ranges, Credit Suisse First Boston then derived the following implied exchange ratio reference ranges, as compared to the exchange ratio in the revised exchange offer of 0.74x per share:

                                                          Implied Exchange Ratio
                DCF Case                                      Reference Range
                --------                                      ---------------
                Base Case                                     0.586x - 0.800x
                Price-Adjusted Case 1                         0.593x - 0.822x
                Price-Adjusted Case 2                         0.613x - 0.876x
                Price-Adjusted Case 3                         0.647  - 0.964x

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the third full paragraph on page 50 and substituting the following in lieu thereof:

          Applying various after-tax discount rates, ranging from 8.0% to 20.0% depending on reserve category, to the after-tax cash flows, assuming a carry-over of existing tax positions, adjusting for other assets and liabilities, long-term debt, minority interest and net working capital for Pure and Unocal and, in the case of Unocal its trust preferred stock, Petrie Parkman calculated equity reference value ranges per share for each pricing case as follows:

Pure                   Pricing         Pricing          Pricing      Strip Pricing     Strip Pricing
                       Case I          Case II         Case III     Case (Escalated)    Case (Flat)
                       ------          -------         --------     ----------------    -----------
Equity Reference
Value Range       $11.81 - $14.88  $16.54 - $20.39  $21.31 - $25.92  $17.23 - $20.94  $14.79 - $17.70

Unocal                 Pricing          Pricing           Pricing         Strip Pricing      Strip Pricing
                       Case I           Case II           Case III       Case (Escalated)    Case (Flat)
                       ------           -------           --------       ----------------    -----------
Equity Reference
Value Range       $17.12 - $24.03   $22.94 - $30.46   $28.77 - $36.90    $25.63 - $33.05  $23.06 - $29.80

          The equity reference value ranges were then used to derive the implied exchange ratio ranges shown in the table below as compared to the proposed exchange ratio of 0.74:

                       Pricing        Pricing         Pricing       Strip Pricing    Strip Pricing
                       Case I         Case II         Case III    Case (Escalated)    Case (Flat)
                       ------         -------         --------    ----------------    -----------
Implied Exchange
Ratio               0.619 - 0.690  0.669 - 0.721   0.702 - 0.741    0.634 - 0.672     0.594 - 0.641

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the third full paragraph on page 51 and substituting the following in lieu thereof:

          Petrie Parkman multiplied the benchmark multiples set forth above to Pure and Unocal's proved reserve figures and, after adjusting for other assets and liabilities, determined enterprise reference value ranges for Pure and Unocal. Petrie Parkman adjusted the enterprise reference value ranges for long-term debt, minority interest and net working capital for Pure and Unocal and, in the case of Unocal, its trust preferred stock, to calculate equity reference value ranges per share of $18.83 to $22.86 and $25.53 to $35.97 for Pure and Unocal, respectively. These equity reference value ranges were then used to derive an implied exchange ratio range of
     0.636 to 0.738 as compared to the proposed exchange ratio of 0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.587 to 0.713.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the fifth full paragraph on page 54 and substituting the following in lieu thereof:

          After selecting composite enterprise reference value ranges for Pure and Unocal and then adjusting for the long-term debt, minority interest and net working capital of Pure and Unocal and, in the case of Unocal, its trust preferred stock, Petrie Parkman calculated equity reference value ranges per share of $21.60 to $25.39 and $32.75 to $38.87 for Pure and Unocal, respectively. These equity reference value ranges were then used to derive an implied exchange ratio range of 0.653 to 0.660 as compared to the proposed exchange ratio of 0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.674 to 0.792.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by inserting the following paragraph after the tables on page 55:

          Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of Pure for the periods of one day, 30 days and 60 days prior to August 21, 2002 and adjusted for long-term debt, minority interest and net working capital to determine enterprise reference value ranges for Pure. After selecting a composite enterprise reference value range for Pure and then adjusting for the long-term debt, minority interest and net working capital of Pure, Petrie Parkman calculated an equity reference value range per share for Pure of $21.60 to $24.91.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the last word of the second full paragraph on page 57 and substituting "Unocal" in lieu thereof.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the third full paragraph on page 57 and substituting the following in lieu thereof:

          After selecting composite enterprise reference value ranges for Pure and Unocal and then adjusting for the long-term debt, minority interest and net working capital of Pure and Unocal and, in the case of Unocal, its trust preferred stock, Petrie Parkman calculated equity reference value ranges per share of $21.53 to $25.32 and $30.71 to $38.87 for Pure and Unocal, respectively. These equity reference value ranges were then used to derive an implied exchange ratio reference range of 0.651 to 0.701 as compared to the proposed exchange ratio of 0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.672 to 0.790.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the last paragraph on page 57 (which continues on page 58) and substituting the following in lieu thereof:

          From the equity reference values implied by this analysis, Petrie Parkman determined composite equity reference value ranges per fully-diluted share of $20.00 to $24.50 and $23.00 to $27.50 for the Pure Base and Upside Cases, respectively, and $31.50 to $38.00 and $35.00 to $42.00 for the Unocal Base and Upside Cases, respectively. These equity reference value ranges were then used to derive implied exchange ratio reference ranges of 0.635 to 0.645 and 0.655 to 0.657 for the Base and Upside Cases, respectively, as compared to the proposed exchange ratio of
     0.74. Using Unocal's stock price as of October 1, 2002 (the last trading day prior to preparation of Petrie Parkman's analysis) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived implied exchange ratio ranges of 0.624 to 0.764 and 0.718 to 0.858 for the Base and Upside Cases, respectively.


ITEM 9.  EXHIBITS.

     Pure hereby amends and supplements Item 9 of the Schedule 14D-9 by adding the following thereto:

     Exhibit (a)(26)   Amendment No. 3 to Schedule 14D-9 filed with the SEC on
                       October 15, 2002.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PURE RESOURCES, INC.


                                    By: /s/ William K. White
                                        --------------------------------------
                                        William K. White
                                        Vice President, Finance and
                                        Chief Financial Officer



Dated:   October 23, 2002

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